KHEOBA CORP.

24 Vazha-Pshavela St.

Tbilisi, Georgia 0105

(702) 833 9604

kheoba@yandex.com

July 6, 2023

Ms. Olivia Bobes

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	KHEOBA CORP.
Amendment No. 4 to Registration Statement on Form S-1 Filed June 21, 2023
File No. 333-263020

Dear Ms. Bobes,

KHEOBA CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated June 27, 2023 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on June 21, 2023.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1/A filed June 21, 2023

Notes to Financial Statements

Note 3 - Summary of Significant Accounting Policies

Website Development Costs, page F-7

1. We note your response to our prior comment 3, however your disclosure does not address when you capitalize website development costs. It also does not state when you start amortizing these costs. Please enhance your disclosure accordingly.

RESPONSE: We have made amendments to address when we will capitalize our website development costs and state when we will start amortizing these costs

Revenue Recognition, page F-7

2. We note your response to our prior comment 2, however, your new disclosure does not address your specific revenue stream. Expand your disclosure to explain what type of service is included in the sale of your tourism program. Discuss your specific performance obligation, how you determine the transaction price, and when you determine you satisfy the performance obligation.

RESPONSE: We have amended to disclose our specific revenue stream, the type of service we have included in the sale of our tourism program, and our specific performance obligation. Additionally, we have discussed how we have determined the transaction price and when we have satisfied the performance obligation.

General

3. The auditor consent included in this filing in Exhibit 23.1 refers to Amendment 2 instead of Amendment 4. Please ask your auditors to revise accordingly.

RESPONSE: Our auditors have revised the consent accordingly.

Please direct any further comments or questions you may have to the company at kheoba@yandex.com

Thank you.

Sincerely,

/S/ Gaga Gvenetatdze

Gaga Gvenetatdze, President

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